--------
 FORM 4             U.S. SECURITIES AND EXCHANGE COMMISSION
--------                       Washington, DC  20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject to Section 16. Form 4 or 5 obligations may continue. See Instruction 1(b)

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1. Name and Address of Reporting Person

   Brooks                            Robert                                A.
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   (Last)                            (First)                            (Middle)

   45 Chesterfield Lakes Road
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                                     (Street)

   Chesterfield                        MO                                  63005
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   (City)                            (State)                               (Zip)


2. Issuer Name and Ticker or Trading Symbol

   Brooks Fiber Properties, Inc.
   Nasdaq symbol "BFPT"

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year

   November 1996

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)

   [X] Director
   [ ] 10% Owner
   [X] Officer (give title below)

       Chairman of the Board
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   [ ] Other (specify below)

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7. Individual or Joint/Group Filing

   [X] Form filed by One Reporting Person
   [ ] Formed filed by More than One Reporting Person

------------------------------------------------------------------------------------------------------------------------------------
                          Table 1 - Non Derivative Securities Acquired, Disposed of, or Beneficially Owned
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
         1.                    2.                3.                    4.                    5.              6.             7.
--------------------  -------------------  --------------  -------------------------  ---------------  -------------  --------------
Title of Security     Transaction Date     Transaction     Securities Acquired        Amount of        Ownership      Nature of
(Instr. 3)            (Month/Day/Year)     Code            (A) or Disposed of (D)     Securities       Form:          Indirect
                                           (Instr. 8)      (Instr. 3, 4 and 5)        Beneficially     Direct         Beneficial
                                                                                      Owned at         (D) or         Ownership
                                                                                      End of Month     Indirect       (instr. 4)
                                                                                      (Instr. 3        (I)
                                                                                      and 4)           (Instr. 4)
--------------------  -------------------  --------------  -------------------------  ---------------  -------------  --------------
                                            Code     V      Amount   (A)     Price
                                                                     or
                                                                     (D)
                                           ------  ------  --------  ---  ----------
Voting Common Stock   11/1/96              X                11,940   A    $11.00       27,800          I              (1)
Voting Common Stock   11/5/96              X               268,114   A    $11.00      652,152          D
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* If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)

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                           Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
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
     1.        2.       3.         4.         5.             6.                 7.           8.          9.         10.       11.
----------  --------  --------  --------  ----------    ------------      --------------   ------   ----------  --------- ----------
                                                                           Title and                            Ownership
                                          Number of     Date Exer-         Amount of                            Form of
                                          Derivative    cisable and        Underlying               Number of   Deriv-
                                          Securities    Expiration         Securities      Price    Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of       Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)         and 4)          Deriv-   Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative    cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-   Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity      End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr.  Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)      (Instr. 4)   4)       (Instr. 4)
----------  --------  --------  ---- ---  ----  ------  -------  -------  ------  -------  -------  ----------  --------  ----------

Warrants    $11.00    11/1/96   X               11,940  1/2/96   11/10/98 Voting   11,940            0           I         (1)
                                                                          Common
                                                                          Stock

Warrants    $11.00    11/5/96   X              268,114  1/2/96   11/10/98 Voting  268,114            0           D
                                                                          Common
                                                                          Stock
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Explanation of Responses: (1) Represents securities owned directly by the Brooks Foundation U/I, of which Mr. Brooks is a trustee;
Mr. Brooks disclaims beneficial ownership of such securities.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                              /s/ R.A. Brooks                  December  , 1996
                              -------------------------------  -----------------
                              **Signature of Reporting Person  Date

     Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.